Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

Mr. Barry D. Quart
President and Chief Executive Officer
Ardea Biosciences, Inc.
4939 Directors Place
San Diego, CA 92121

Re: Ardea Biosciences, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-33734
DEF14A
Filed April 16, 2009
File No. 001-33734

Dear Mr. Quart:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director